[Fried, Frank, Harris, Shriver & Jacobson LLP Letterhead]

                              Direct Line: 212.859.8763
                              Fax: 212.859.4000
                              philip.richter@friedfrank.com

                              September 26, 2008

VIA E-MAIL and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peggy Kim, Esq.

Re: International Rectifier Corporation

Dear Ms. Kim,

        Thank you for agreeing to review on a supplemental basis our responses to comments 3 in your separate letters to Timothy Bixler and Oleg Kahyakin, each dated September 25, 2008 to assist the Company in being able to file its definitive proxy statement today. The Company is eager to file its definitive proxy statement and begin mailing it to stockholders so that they will be able to have sufficient time to review the information in the proxy statement prior to the Company's scheduled October 10, 2008 annual meeting. We have reproduced the text of your comments 3 from both letters in boldfaced print below and have provided our response.

Comment 3 in Letter to Mr. Bixler

3.
Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company's financial and market performances, any projections or numerical conclusions with respect to the transaction proposed by Vishay, including but not limited to the following assertions:

  "Vishay's non-binding proposal represents a premium of 22% to IRF's depressed undisturbed price which is significantly less than recent precedent unsolicited offers in the technology sector...."

  "Vishay's proposal represents an implied one year forward enterprise value to revenue multiple of 0.9x which is (47)% discount to the median of 1.7x for precedent semiconductor transactions."

  "Citigroup estimates the synergies to be $25 million on an annual basis...."

  "Vishay is attempting to utilize IRF's cash balance of $726 million to fund close to half of the consideration...."

  Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

  Response: The following sets forth the support for each of the above statements.

  "Vishay's non-binding proposal represents a premium of 22% to IRF's depressed undisturbed price which is significantly less than recent precedent unsolicited offers in the technology sector...."

  The closing price of the Company's stock on August 14, 2008, the day before Vishay publicly announced its proposal to acquire all of the outstanding common stock of the Company for $21.22 per share, was $18.82. The "undisturbed price" refers to the $18.22 pre-announcement price. Vishay's $23.00 per share proposal represents a premium of 22% to $18.82. The Company believes

  $18.22 is a "depressed" share price because it is: (i) close to the lowest level at which the Company's shares have traded over the past five years, (ii) 41.3% below the Company's highest share price ($39.15August 22, 2007) during the prior 52 weeks,(1) (ii) 39.6% below the Company's average volume weighted share price of $38.09 over the prior five years, (iii) 33.6% below the Company's average volume weighted share price of $34.63 over the prior three years, and (iv) 14.5% below the Company's average volume weighted share price of $26.89 over the prior year.

(1)
The Company discovered an error in the 52 week high price and discount reflected in the letter to stockholders filed on September 23, 2008. The Company intends to make corrective disclosure.

  The 22% premium represented by the Vishay offer is significantly less than recent precedent unsolicited offers in the technology sector reflected immediately below the statement in the chart entitled "Vishay's Offer is at a Significantly Lower Premium than Precedent Unsolicited Transactions in the Technology Sector" contained in the Stockholder Letter. That chart sets forth the premia in recent unsolicited offers in the technology sector: (i) 29.8% in Mentor Graphics/Cadence Design; (ii) 51.9% in BAE Systems/Oracle; (iii) 61.6% in Yahoo!/Microsoft; and (iv) 93.2% in SanDisk/Samsung. We have attached as Exhibit A a chart showing the bases for the calculation of the premia for each of these transactions. The Vishay 22% premium is significantly less than each of these premia and below the 59.1% average of these premia, as reflected in the chart. This data was obtained from Thomson Financial.

  "Vishay's proposal represents an implied one year forward enterprise value to revenue multiple of 0.9x which is (47)% discount to the median of 1.7x for precedent semiconductor transactions."

  The chart immediately below the statement in the Stockholder Letter that is entitled "Vishay's Offer is at a Significant Multiple Discount to Precedent Transactions in the Semiconductor Industry" shows one year forward enterprise value to revenue multiples for precedent transactions in the semiconductor sector: (i) 0.9x for Micron Technology/Lexar Media transaction; (ii) 1.1x for SanDisk/M-Systems transaction; (iii) 1.7x for Temasek Holdings/STATS ChipPAC; (iv) 1.7x for Advanced Micro Devices/ATI Technologies; (v) 1.7x for ON Semiconductor/AMI Semiconductor; (vi) 2.3x for LSI Logic/Agere; (vii) 2.7x for the Freescale transaction; and (viii) RF Micro Devices/Sirenza Microdevices transaction. The median multiple of these eight precedent transactions is 1.7x. We have attached as Exhibit B a chart that shows the basis for the calculation of the multiples for precedent transactions as well as the median multiple. The one year forward enterprise value to revenue multiple of 0.9x for Vishay's $23.00 offer yields a (47)% discount to the 1.7x median.

  "Citigroup estimates the synergies to be $25 million on an annual basis...."

  On page 1 of a research report issued by Citigroup on August 17, 2008, Citigroup estimated potential after tax cost savings in 2010 of $15 million to—$20 million. Applying a tax rate of 28% to $15 million to—$20 million, yields pre-tax cost savings of $24.34 million to—$27.77 million, or approximately $25 million ($15 million to—$20 million /1—.28%). In future filings we will clarify that the range of the Citigroup estimate and explicitly state the tax rate assumption. For your convenience, we have separately provides a copy of the Citigroup analyst report.

  "Vishay is attempting to utilize IRF's cash balance of $726 million to fund close to half of the consideration...."

  The Company has calculated that the aggregate consideration that would be payable for the Company's outstanding shares and options based on Vishay's $23.00 per share deal is $1,681 million. This calculation is reflected on Exhibit C. The Company has $726 million in cash and investments that are salable for cash as of June 30, 2008 as reflected in its most recent Annual

  Report on Form 10-K . In the event Vishay acquired the Company, we believe that Vishay would use this amount either to pay the consideration payable to the stockholders and option holders of the Company or to repay a portion of the debt Vishay would incur to pay this consideration. As such, this $726 million amount would fund (43%) of the $1,681 million of aggregate consideration.

Comment 3 in Letter to Mr. Khayakin

3.
Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company's financial and market performances, any projections or numerical conclusions with respect to the proposed transaction, including but not limited to the following assertion: "In terms of the Q 1 outlook...we expect our ongoing revenues to grow by about 7% to 9% sequentially in Q1. We also expect to be breakeven or better on the non-GAAP operating income basis." Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

  As reflected on Exhibit D—an internal chart provided by management to the Board of Directors of the Company—the Company breaks down its customer revenue into two categories. (1) the Company's customer revenues other than revenues the Company realizes under transition services agreements it entered into with Vishay in connection with the Company's sale of its PCS business, and (2) the revenues the Company realizes under transition services agreements with Vishay. The revenues described in (1) are identified on Exhibit A under the heading "SPIRITCO" and those described in (2) are identified in the column with the heading "FOUNDRY." Because the transition services revenues will discontinue over time under the terms of the applicable agreements, the Company considers its SPIRITCO revenue as its "ongoing revenues."

  As shown on Exhibit D, the Company had SPIRITCO revenue of $189.4 in Q4'08 (the fiscal quarter ended June 30, 2008) and management expects SPIRITCO revenues for Q1 '09 (the fiscal quarter ended September 30, 2009) will be approximately $204.7, reflecting an increase of approximately 8.1%. Because of the inherent uncertainty of estimates of future results, the Company management indicated in the above statement that it expects "ongoing revenues to grow by about 7% to 9%."

  Also as shown on Exhibit D, management estimates that EBIT excluding investigation and restructuring charges and bonus payments, otherwise referred to a "operating income" will be approximately $2.8M. To be conservative, management indicated in the above statement that it expects to "breakeven or better."

  Management's estimates for Q1 referred to above were determined based on discussions with product managers, results achieved through the dates of the estimates and management's expectations with respect to product sales. Like all estimates they are subject to uncertainties.

Closing Information

        On behalf of the Company, we hereby confirm to you the Company's acknowledgement that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (212) 859-8763 if you have any comments or questions about this letter.

Very truly yours,
/s/ PHILIP RICHTER Philip Richter
  CC:
  Timothy Bixler
  Vice President, General Counsel and Secretary
  International Rectifier Corporation